HINDALCO

ADITYA BIRLA GROUP

SUPPL

AM:SJV:STEX:09

April 15, 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

[redacted]

09045916

RECEIVED
2009 APR 21 A 8: 33

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : CLAUSE 47 (C) OF THE LISTING AGREEMENT

Pursuant to the aforesaid clause of the Listing Agreement, please find enclosed herewith the certificate issued by MR. MAHESH SONI, a practicing Company Secretary certifying that all Shares received were transferred and dispatched within a month from the date of lodgment for the half year ended **MARCH, 2009.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Vice President &
Company Secretary

Encl : as above.

4/21

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com

*Ref. No.*__________________ *Date*_________________________

CERTIFICATE UNDER CLAUSE 47 OF THE LISTING AGREEMENT FOR THE HALF YEAR ENDED MARCH 31, 2009

I have examined all Share Transfer Deeds, Memorandum of Transfers, Registers, files and other documents relating to **HINDALCO INDUSTRIES LIMITED** having its registered office at Century Bhawan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025 maintained by the Company pertaining to transfer of Equity Shares of the Company for the period from **01/10/2008 to 31/03/2009** for the purpose of issuing a Certificate as per Clause 47(C) of the Listing Agreement entered into by the Company with the stock exchanges and basing on the information provided by the Company, I hereby certify that the Company has delivered during half year ended on **MARCH 31, 2009**.

1. Share Certificate relating to the Share Transfer Deeds received during the period from **01/10/2008 to 31/03/2009** as entered in the Memorandum of Transfers have been issued within one month from respective date of lodgment of each deed excepting those rejected on technical grounds.

2. Share Certificates in respect of requests for exchange of duplicate and split certificates have been issued within one month of lodgment

MAHESH SONI ★ Practising Company Secretary ★ M. NO. FCS : 3706 MUMBAI

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS: 3706, COP: 2324.

PLACE: MUMBAI
DATED: April 15, 2009

HINDALCO
ADITYA BIRLA GROUP

AM/STOEX-GN/09 April 15, 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **31st March, 2009.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com

Ref. No.________________ Date________________

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	31/03/2009			
		EQUITY SHARES		PREFERENCE SHARES	
2	ISIN	INE038A01020		INE038A04016	
3	Face Value	Fully Paid up		6% Cummulative Redeemable Preference Share of Rs. 2/- each	
4	Name of the Company	HINDALCO INDUSTRIES LIMITED			
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 030			
6	Correspondence Address	Same as above			
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516			
8	Email address	a.malik@adityabirla.com			
9	Names of the Stock Exchanges where the company's securities are listed:	Bombay Stock Exchange Ltd., Mumbai (BSE)AND National Stock Exchange of India Limited.(NSE)			
		EQUITY SHARS		PREFERENCE SHARES	
		Number of Shares	% of Total Issued Cap.	Number of Preference Shares	% of Total Issued Cap.
10	Issued Capital	170,02,70,807	100	20,32,734	100
11	Listed Capital (Exchange-wise) BSE	170,02,70,807	100	20,32,734	100
	(as per company records) NSE	170,02,70,807	100	20,32,734	100
12	Held in demaerialised form in CDSL	15,39,18,135	9.05	86,706	4.27
13	Held in demaerialised form in NSDL	148,68,39,452	87.45	7,21,980	35.52
14	Physical	5,95,13,220	3.5	12,24,048	60.21
15	Total No. of shares (12+13+14)	170,02,70,807		20,32,734	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15): NOT APPLICABLE

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify). NOT APPLICABLE

MAHESH SONI ★ Practising Company Secretary ★ M. NO. FCS : 3706 MUMBAI

18 **Reference of the previous quarter with regards to excess dematerialised shares, if any:** NIL

19 **Has the company resolved the matter mentioned in point no. 18 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)** UPDATED
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Reasons for delay
Confirmed after 21 Days	--	--
Pending for more than 21 Days	--	--

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**
Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**
Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 ***Appointment of common agency for share registry work***

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.) NOT APPLICABLE

MAHESH SONI
M. NO. FCS : 3706
MUMBAI
Practising Company Secretary

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
9th April, 2009

HINDALCO
ADITYA BIRLA GROUP

RECEIVED
2009 APR 21 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AM:SJV:STEX:09 **April 15, 2009**

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **31st March, 2009**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Vice President &
Company Secretary

Encl : as above

Statement Showing Shareholding Pattern

	Name of the Company :	Hindalco Industries Limited						
	Scrip Code :	500440	BSE	AS ON	31/03/2009			
		HINDALCO	NSE					
Category code (I)	Category of Shareholder (II)	Number of Shareholders (III)	Total number of shares (IV)	Number of shares held in dematerialized form (V)	Total shareholding as a percentage of total number of shares: As a percentage of(A+B)[1] (VI)	Total shareholding as a percentage of total number of shares: As a percentage of (A+B+C) (VII)	Shares Pledged or otherwise encumbered: Number of shares (VIII)	Shares Pledged or otherwise encumbered: As a percentage (IX)=(VIII)/(IV)*100
(A)	**Shareholding of Promoter and Promoter Group[2]**							
1	**Indian**							
(a)	Individuals/ Hindu Undivided Family	6	2398696	2398696	0.16	0.14	0.00	0.00
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00	0.00	0.00
(c)	Bodies Corporate	14	595082362	595082362	38.96	35.00	0.00	0.00
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.07	0.96	0.00	0.00
(e-i)					0.00	0.00		
(e-ii)					0.00	0.00		
	Sub Total(A)(1)	**21**	**613797188**	**613797188**	**40.18**	**36.10**		
2	**Foreign**							
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00		
b	Bodies Corporate	0	0	0	0.00	0.00		
c	Institutions	0	0	0	0.00	0.00		
d	Any Others(Specify)	0	0	0	0.00	0.00		
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**		
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**21**	**613797188**	**613797188**	**40.18**	**36.10**		
(B)	**Public shareholding[3]**							
1	**Institutions**							
(a)	Mutual Funds/ UTI	282	44434415	44394335	2.91	2.61		
(b)	Financial Institutions/ Banks	100	53959194	53877544	3.53	3.17		
(c)	Central Government/ State Government(s)	1	287480	0	0.02	0.02		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	18	217877855	217871635	14.26	12.81		
(f)	Foreign Institutional Investors	234	175416190	175387810	11.48	10.32		
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00		
(h)	Any Other (specify)				0.00	0.00		
(h-i)					0.00	0.00		
(h-ii)					0.00	0.00		
	Sub-Total (B)(1)	**635**	**491975134**	**491531324**	**32.21**	**28.94**		
B 2	**Non-institutions**							
(a)	Bodies Corporate	4762	155630446	154760570	10.19	9.15		
(b)	Individuals							
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	421203	183592635	162434847	12.02	10.80		
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	72	33070099	31943378	2.16	1.94		
(c)	Non-Residents Indians	7535	10399425	7080063	0.68	0.61		
(c-i)	Foreign Bodies Corporate	12	32724530	168820	2.14	1.92		
(c-ii)	Foreign Nationals		0		0.00	0.00		
	Any Other (specify)							
a	shares in Transit	823	6385671	6385671	0.42	0.38		
b	Educational Trusts				0.00	0.00		
	Sub-Total (B)(2)	**434407**	**421802806**	**362773349**	**27.61**	**24.81**		
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**435042**	**913777940**	**854304673**	**59.82**	**53.74**		
	TOTAL (A)+(B)	**435063**	**1527575128**	**1468101861**	**100.00**	**89.84**		
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	172695679	172667849		10.16		
	GRAND TOTAL (A)+(B)+(C)	**435064**	**1700270807**	**1640769710**		**100.00**		

HINDALCO INDUSTRIES LIMITED
MUMBAI

(I) (b) Statement showing shareholding of persons belonging to the category
Promoters and Promoters Group

Sr. No.	NAME OF THE PROMOTERS	Total Shares Held		*Shares pledged or otherwise encumbered*		
		No. of Shares	(%)	Number (V)	As a percentage (VI)=(V)/(III) *100	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
1	IGH HOLDINGS PRIVATE LIMITED	228,963,487	13.47			
2	TURQUOISE INVESTMENT AND FINANCE P LIMITED	99,012,468	5.82			
3	TRAPTI TRADING & INVESTMENTS PVT LTD	93,063,124	5.47			
4	GRASIM INDUSTRIES LTD	54,542,475	3.21			
5	ADITYA BIRLA NUVO LIMITED	33,506,337	1.97			
6	PILANI INVESTMENT & IND. CORP. LTD.	29,185,398	1.72			
7	UMANG COMM. CO.LTD	26,442,761	1.56			
8	BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21,583,090	1.27			
9	TRUSTEE HOLDING SHARES UNDER THE SCHEME OF MERGER OF HIL/IGCL/IGFL ON BEHALF OF HINDALCO	16,316,130	0.96			
10	BIRLA GROUP HOLDINGS PRIVATE LIMITED	6,731,467	0.40			
11	KUMAR MANGALAM BIRLA	865,740	0.05			
12	MANAV INVESTMENT & TRADING CO. LTD.	672,571	0.04			
13	ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	648,632	0.04			
14	HERITAGE HOUSING FINANCE LIMITED	634,591	0.04			
15	RAJASHREE BIRLA	612,470	0.04			
16	TGS INVESTMENT AND TRADE PRIVATE LIMITED	585,249	0.03			
17	MANGALAM SERVICES LIMITED	153,008	0.01			
18	VASAVADATTA BAJAJ	121,319	0.01			
19	NEERJA BIRLA	114,640	0.01			
20	KUMAR MANGALAM BIRLA F & N G OF ANANYASHREE BIRLA	35,895	0.00			
21	GLOBAL HOLDINGS PRIVATE LIMITED	6,336	0.00			
	TOTAL	**613,797,188**	**36.10**	0.00	0.00	0.00

HINDALCO INDUSTRIES LIMITED
MUMBAI

(I) (C) Statement showing shareholding of persons belonging to the category
" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS	172695679	10.16
2	LIFE INSURANCE CORPORATION OF INDIA & ITS OTHER FUNDS	177141221	10.42
3	STATE BANK OF INDIA, (EQUITY)	38869202	2.29
4	THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARYO	28474457	1.67
5	BAJAJ ALLIANZ LIFE INSURANCE COMPANY LTD.	24396899	1.43
6	RELIANCE CAPITAL LIMITED	17987462	1.06
	TOTAL	459564920	27.03

HINDALCO INDUSTRIES LIMITED
MUMBAI

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	Category of Shareholders (Promoters / Public)	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	IGH HOLDINGS PRIVATE LIMITED	Promoter	67500000	3.97
Total			67500000	3.97

Note:

Sr. No. 1 holding of promoter group company is locked-in upto 10/04/2010

HINDALCO INDUSTRIES LIMITED MUMBAI

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	GDR	172695679	10.16
	Total		172695679	10.16

HINDALCO INDUSTRIES LIMITED
MUMBAI

SN	Notes
1	Depository Receipts (as per "C" above) includes 1,000 GDRs held by M/s Surya Kiran Investments PTE Limited, a promoter Group Company, as per disclosure received from them.

HINDALCO INDUSTRIES LIMITED
MUMBAI

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	GDR	172695679	172695679	10.16
	Total	172695679	172695679	10.16

HINDALCO INDUSTRIES LIMITED MUMBAI